Sub-Item 77M:  Mergers



(a)	On January 1, 2010, the Grosvenor Registered Multi-Strategy
Fund NewSub, LLC was reorganized into Columbia Management
Multi-Strategy Hedge Fund, LLC ("Columbia Fund"), and in connection therewith, for members of Columbia Fund holding limited liability company interests ("Interests") in Columbia Fund to receive Interests in Grosvenor Registered
Multi-Strategy Fund (TI 1), LLC in exchange for their
Interests in Columbia Fund (the "Reorganization").

(b)	At a Regular Meeting of the Board of Directors of the
Columbia Fund held on September 25, 2009, the Board approved the Reorganization. The Agreement and Plan of Reorganization is attached as Exhibit 77Q(1)(g) to Form N-
SAR.